SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 15, 2005

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure:	Press Release dated September 15, 2005 re: Partner Communications announces dividend record date.

PARTNER COMMUNICATIONS ANNOUNCES DIVIDEND RECORD DATE

Rosh Ha’ayin, Israel, September 15, 2005, Partner Communications Company Ltd. (NASDAQ, Tel Aviv: PTNR, London: PCCD) announced today that further to its announcement on July 27, 2005, the Extraordinary General Meeting of the Company’s shareholders has approved the distribution of a cash dividend in the amount of NIS 0.57 per share, totaling approximately NIS 86.4 million. The dividend will be paid to shareholders of record on September 26, 2005. The Company will pay the dividend on October 11, 2005.

The ordinary shares represented by the ADSs will be entitled to the full amount of the cash dividend declared.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

–	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

–	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

–	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

–	The introduction or popularity of new products and services, including prepaid phone products, which could increase churn;

–	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

–	The availability and cost of capital and the consequences of increased leverage;

–	The risks and costs associated with the need to acquire additional spectrum for current and future services;

–	The risks associated with technological requirements, technology substitution and changes and other technological developments;

–	Fluctuations in exchange rates;

–	The results of litigation filed or to be filed against us; and

–	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

–	As well as the risk factors specified under the heading “Risk Factors” in our 2004 annual report on form 20-F filed with the SEC on April 21st, 2005.

About Partner
Partner Communications Company Ltd (Partner) is a leading Israeli mobile communications operator providing GSM/ GPRS/ UMTS services and wire free applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality service and a range of features to 2,409 million subscribers in Israel (as of 30 June 2005). Partner subscribers can use roaming services in 159 destinations using 342 GSM networks. The Company launched its 3G service in 2004. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange under the symbol PTNR. For more information, please see www.investors.partner.co.il.

Contact:
Mr. Alan Gelman		Dr. Dan Eldar
Chief Financial Officer		V.P. Carrier, International & Investor Relations
Tel:	+972-54-7814951	Tel:	+972-54-7814151
Fax:	+972-54-7815961	Fax:	+972-54-7814161
E-mail:	alan.gelman@orange.co.il	E-mail:	dan.eldar@orange.co.il

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd. BY: /S/ Alan Gelman —————————————— Alan Gelman Chief Financial Officer

Dated: September 15, 2005